UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

_____________________________________

Stem, Inc.

(formerly Star Peak Energy Transition Corp.)

(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

85859N102
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

_____________________________________

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Star Peak Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 134,005(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 134,005(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 134,005
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *(2)
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Eric Scheyer
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 66,073(3)
	6.	Shared Voting Power 134,005(1)
	7.	Sole Dispositive Power 66,073(3)
	8.	Shared Dispositive Power 134,005(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 200,078
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) *(2)
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Alec Litowitz
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 2,186,035(4)
	6.	Shared Voting Power 134,005(1)
	7.	Sole Dispositive Power 2,186,035(4)
	8.	Shared Dispositive Power 134,005(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,320,040
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.6%(2)
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons Michael C. Morgan
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,696,118(5)
	6.	Shared Voting Power 134,005(1)
	7.	Sole Dispositive Power 1,696,118(5)
	8.	Shared Dispositive Power 134,005(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,830,123
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.3%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Each of Star Peak 19, LLC, Star Peak L LLC and Star Peak M LLC are the managing members of the Sponsor and as such, each have voting and investment discretion with respect to the Common Stock held of record by the Sponsor and may be deemed to have shared beneficial ownership of the Common Stock held directly by the Sponsor. Eric Scheyer is the sole member of and controls Star Peak 19 LLC; Alec Litowitz is the sole member of and controls Star Peak L LLC; and Michael C. Morgan is the sole member of and controls Star Peak M LLC (each, a “Sponsor Controlling Entity”). The unanimous consent of each Sponsor Controlling Entity is required to make voting and dispositive decisions with respect to the securities held by our sponsor. Accordingly, each of Messrs. Scheyer, Litowitz and Morgan are deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(2) Beneficial ownership representing less than 1% is denoted with an asterisk (*). Based on 144,489,164 shares of common stock outstanding as of November 8, 2021 as reported on the Issuer’s Form 10-Q, filed on November 10, 2021.

(3) Includes 66,073 shares held by the Eric J. Scheyer Living Trust. Eric J Scheyer is the co-trustee of the Eric J Scheyer Living Trust and has voting and dispositive control over the securities held by the trust.

(4) Includes 2,064,540 shares held by LL Nova Investments, LLC. Alec Litowitz is the Manager of LL Nova Investments, LLC and has voting and dispositive control over the securities held by it.

(5) Includes (i) 542,181 shares held by the Coastal Hacienda Revocable Trust, (ii) 1,103,937 shares held by Portcullis Investments, LP and (iii) 50,000 shares held by Portcullis Partners, LP. Michael C. Morgan is a co-trustee of the Coastal Hacienda Revocable Trust and has voting and dispositive control over the securities held by it. Michael C. Morgan is the Manager of the General Partner and President of each of Porticullis Partners, LP and Portcullis Investments, LP and has voting and dispositive control over the securities held by each of them.

Item 1(a).	Name of Issuer
The name of the issuer is Stem, Inc. (fka Star Peak Energy Transition Corp.).
Item 1(b).	Address of the Issuer’s Principal Executive Offices
The Company’s principal executive offices are located at 1603 Orrington Avenue, 13th Floor Evanston, Illinois 60201.
Item 2(a).	Names of Persons Filing This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:
(i) Star Peak Sponsor LLC; and (ii) Eric Scheyer; (iii) Alec Litowitz; (iv) Michael C. Morgan.
Item 2(b)/(c).	Citizenship & Address of the Principal Business Office, or if none, Residence:

The address of each of the Reporting Persons is:

c/o: Magnetar Capital LLC

1603 Orrington Avenue, 13th Floor

Evanston, Illinois 60201

Citizenship: State of Delaware

Star Peak Sponsor LLC is a limited liability company formed in Delaware.

Eric Scheyer is a citizen of the United States.

Alec Litowitz is a citizen of the United States.

Michael C. Morgan is a citizen of the United States.

Item 2(d).	Title of Class of Securities
Common stock, par value $0.0001 per share (the "Common Stock").
Item 2(e).	CUSIP Number
85859N102
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.

Item 4.	Ownership

	(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.

	(b)	Percent of Class:
See responses to Item 11 on each cover page.

	(c)	Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.
(ii) Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.
(iii) Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.
(iv) Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

The reported securities are directly held by the Sponsor, Eric Scheyer, Alec Litowitz and Michael C. Morgan. The Sponsor is controlled by Eric Scheyer, Alec Litowitz and Michael C. Morgan, and as such each have voting and investment discretion with respect to the securities held by the Sponsor and may be deemed to have beneficial ownership of the securities held directly by the Sponsor. The reported securities were previously all directly held by the Sponsor and, pursuant to a pro rata distribution of securities to members of the Sponsor, Messrs Sheyer, Litowitz and Morgan or by accounts or entities affiliated with each of the foregoing now hold the securities attributed to them above directly. The filing of this Statement shall not be construed as an admission that any Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Star Peak Sponsor LLC

/s/ Eric Scheyer
Name: Eric Scheyer
Title: Authorized Signatory

/s/ Eric Scheyer
Name: Eric Scheyer

/s/ Alec Litowitz
Name: Alec Litowitz

/s/ Michael C. Morgan
Name: Michael C. Morgan

EXHIBIT LIST

Exhibit 1         Joint Filing Agreement, dated as of February 16, 2021 among the Reporting Persons (incorporated by reference to the Reporting Persons’ Schedule 13G filed on February 16, 2021).